Exhibit 99.1

PV Nano Cell Signs LOI for the $10M Acquisition of Digital Printer Manufacturer, DigiFlex

MIGDAL HA'EMEK, Israel, Feb. 13, 2017 /PRNewswire/ -- PV Nano Cell Ltd. (OTCQB: PVNNF), an innovative producer of single-crystal, metal nanometric based conductive digital inks, announced today that the Company signed an LOI to acquire all of the outstanding shares of DigiFlex Ltd., which develops, manufactures and distributes the DigiFlex Flexojet inkjet-based printing system, in an all-stock transaction valued at approximately $10 million.

"We have entered into this transaction because of the synergies between DigiFlex and PV Nano Cell, which we hope will generate significant global sales opportunities for both our product lines and create near and long-term value for our shareholders. Specifically, DigiFlex offers PV Nano Cell a number of key printer technologies and inks that will allow us to implement a comprehensive 'Complete Solution Approach' for our customers. As a result, we will have the unique ability to support Additive Digital design, prototyping and mass production of electronic devices, such as PCBs, all in one. We believe this approach will be very attractive to customers, especially when coupling it with our cost-efficient and mass production compatible line of Sicrys™ silver and copper conductive inks," said Dr. Fernando de la Vega, CEO of PV Nano Cell. "We are honored that DigiFlex's investors have chosen to join us and we welcome them as shareholders in PV Nano Cell."

"The acquisition of DigiFlex will support a strategy to go to market with a printer system that has been praised industry wide. The efficiency, accuracy, narrow patterning and multi-ink, multi-layer capabilities of the DigiFlex FlexoJet is an attractive solution for design, prototyping and small batches production of electronic devices. These capabilities can be directly transferred to mass production printers that are part of PV Nano Cell's customer focused 'complete solution' approach," continued Dr. de la Vega.

"We are excited to leverage DigiFlex's digital printing technology platform – printers and polymer based inks, to expand Sicrys™ conductive inks based 'complete solution', which will provide us with the opportunity for a recurring revenue stream. As a combined entity, and subject to adequate financing, we are positioned to become a leading enabler of the commercial digital printing of electronics in the market. Having worked with a number of the leading conductive ink manufacturers in the market, I can say that Sicrys™ offers the most effective conductive silver ink available and at a price that is unbeatable for customers today. In addition, we believe that the introduction of Sicrys™ copper ink is going to help revolutionize the industry, as the affordability of these types of conductive inks opens up our products to much of the printed electronics market," stated Mr. Dan Vilenski, DigiFlex Chairman of the board.

Under the terms of the agreement, DigiFlex shareholders will receive one share of PV Nano Cell common stock for each two shares of DigiFlex common stock they hold. At the completion of the transaction, DigiFlex shareholders will own approximately 33.3% of the combined company. The transaction is conditioned on the successful completion of the ongoing due diligence process and the completion of definitive agreements. A $2.7 million investment from existing and new investors is a condition to closing. In addition, the LOI includes a timeline of four to six weeks to complete the acquisition and the share swap, allowing the combined company to commence implementation of both technologies into a market-ready solution.

PV Nano Cell will maintain DigiFlex as a wholly-owned subsidiary that will oversee development, manufacturing and distribution of the DigiFlex Flexojet printing systems. PV Nano Cell CEO, Dr. Fernando de la Vega will lead the process of efficiently joining the two companies into one integrated organization. Both PV Nano Cell and DigiFlex will continue to be based in Israel. In addition, under the LOI, Mr. Kenneth Levy, a founding investor in DigiFlex may appoint a director to PV Nano Cell's Board of Directors.

About Digiflex
Founded in 2008, led by its Chairman Mr. Dan Vilenski, founder of Applied Materials Israel (part of Applied Materials NASDAQ: AMAT) and KLA Israel (part of KLA-Tencor NASDAQ: KLAC), DigiFlex has developed the DigiFlex FlexoJet 1725, a revolutionary inkjet-based Computer-to-Plate ("CtP") solution for photopolymer flexographic, letterpress, dry-offset, and silk screen printing technologies. This unique system allows high quality, affordable analog plate materials to be imaged digitally; producing superior results with very low initial and ongoing costs. DigiFlex is operating globally with distribution channels in Europe, North America and the Far East.

About PV Nano Cell
PV Nano Cell has developed innovative conductive inks for use in solar photovoltaics (PV) and printed electronics (PE) applications. PV Nano Cell's Sicrys™ ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. Sicrys™ is also available in copper-based form, delivering all of the product's properties and advantages with improved cost efficiency. Sicrys™ silver conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. For more information, please visit PVNanoCell.com.

Forward–looking Statements
This press release contains forward–looking statements. The words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward–looking statements." All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company's plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contacts:
Garth Russell / Allison Soss
grussell@kcsa.com / asoss@kcsa.com
212-896-1250 / 212-896-1267

Media Contact:
Megan Vandenbos
megan@antennagroup.com
201-465-8019